November 22, 2004


Mail Stop 0409



Larry Feldman
Chairman and Chief Executive Officer
Feldman Mall Properties, Inc.
3225 North Central Avenue, Suite 1205
Phoenix, Arizona  85012


Re:	Feldman Mall Properties, Inc.
Supplemental Response dated November 21, 2004
Registration No. 333-118246


Dear Mr. Feldman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please note that all correspondence related to your registration statement, including supplemental correspondence, must be filed on EDGAR before we bring the registration statement effective.




Exhibit A; Revised Integration Rider
2. The subheading is too vague and generic to adequately describe the risk that follows. Revise your risk factor subheading so it reflects the risk that follows. See Item 503(c) of Regulation S-K.
3. The risk factor is dense and difficult to follow because you have provided a large amount of information in a single paragraph. Please revise to break-up the text into shorter paragraphs. See Rule 421(d) of Regulation C.
4. Please revise the last sentence to indicate that you may avoid possible liability rather than you will avoid any possible liability.
5. Please confirm supplementally that your auditors have considered whether to include a contingent liability footnote to your financial statements, based on the possible rescission right. Your response should include a detailed discussion of the auditors` analysis and conclusions. Provide additional footnote disclosure if appropriate.
6. Please revise to clarify that the private placement may have been unavailable because the amount of consideration to be paid in the formation transactions was not determined before you filed the registration statement.
7. Please revise your disclosure to explain the consequences of the private placement exemption being unavailable. Also, please quantify the amount of your contingent liability arising from the rescission rights.


  *  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 824-5336 or Donna DiSilvio, Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 942-1901 or me at (202) 942-1960 with any other questions.


Sincerely,




Elaine Wolff
Special Counsel

cc:	Jay Bernstein, Esq (via facsimile)
Clifford Chance

Feldman Mall Properties, Inc.
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